SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of April 2025

RYANAIR HOLDINGS PLC
(Translation of registrant's name into English)

c/o Ryanair Ltd Corporate Head Office
Dublin Airport
County Dublin Ireland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X.. Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

Yes   No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Ryanair Holdings plc
Transactions in own shares
Ryanair Holdings plc (the " Company ") announces that in the period 31 March 2025 to 04 April 2025 it purchased for cancellation in aggregate 325,878 ordinary shares of nominal value €0.006 each in the capital of the Company ("Ordinary Shares") and in aggregate 227,456 Ordinary Shares underlying the American Depositary Shares, as further detailed below.

Date	Number of Ordinary Shares	Volume weighted average price paid	Number of Ordinary Shares underlying American Depositary Shares	Volume weighted average price paid
31 March 2025	78,000	€18.850	50,000	US $21.0446
01 April 2025	77,959	€18.874	46,700	US $21.3372
02 April 2025	78,000	€19.089	53,500	US $21.5458
03 April 2025	46,049	€18.655	29,496	US $21.1219
04 April 2025	45,870	€18.253	47,760	US $20.3683

These share purchases form part of the Company's existing share buy-back programme, details of which were announced on 27 August 2024 (the " Programme ").  Purchases made under the share buyback programme will be announced on a weekly basis.

All shares purchased by the Company will be cancelled. This announcement is being made in accordance with Article 5(1)(b) of Regulation (EU) No 596/2014, as amended.

Issuer name:	Ryanair Holdings plc
LEI	635400BR2ROC1FVEBQ56
ISIN:	IE00BYTBXV33

Enquires:

Contact:
Jamie Donovan
Ryanair Holdings Plc
Tel: + 353 1 945 1212

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

RYANAIR HOLDINGS PLC

Date: 07 April, 2025

By:___/s/ Juliusz Komorek____

Juliusz Komorek
Company Secretary